Contact

www.linkedin.com/in/conor-walsh-1247234 (LinkedIn)

Top Skills

Medical Devices
Biomedical Engineering
Simulations

Conor Walsh

Professor of Engineering and Applied Sciences at Harvard University
Cambridge, Massachusetts, United States

Summary

Conor Walsh is the Paul A. Maeder Professor of Engineering and Applied Sciences at the John A. Paulson Harvard School of Engineering and Applied Sciences and an Associate Faculty Member at the Wyss Institute for Biologically Inspired Engineering. He is the is the founder of the Harvard Biodesign Lab, which brings together researchers from the engineering, industrial design, apparel, clinical and business communities to develop new disruptive robotic technologies for augmenting and restoring human performance. This research includes new approaches to the design, manufacture and control of wearable robotic devices and characterizing their performance through biomechanical and physiological studies so as to further the scientific understanding of how humans interact with such machines. Example application areas include, enhancing the mobility of healthy individuals, restoring the mobility of patients with gait deficits, assisting those with upper extremity weakness to perform activities of daily living and preventing injuries of workers performing physically strenuous tasks. His multidisciplinary research spans engineering, biology and medicine and has led to multiple high impact scientific papers as well as technology translation. Multiple technologies from the lab have been licensed to industry. He is a co-founder of Verve, Inc. commercialization a back assist exosuit and the ReStore soft exosuit from ReWalk Robotics is now FDA and CE mark approved for use during gait rehabilitation poststroke. He is the winner of multiple awards including the Presidential Early Career Award for Scientists and Engineers and the MIT Technology Review Innovator Under 35 Award.

Experience

Harvard University
14 years 2 months

Paul A. Maeder Professor of Engineering and Applied Sciences

July 2018 - Present (6 years 3 months)
Cambridge, Massachusetts

John L. Loeb Associate Professor of Engineering and Applied Sciences
January 2016 - June 2018 (2 years 6 months)
Cambridge, MA

Assistant Professor of Mechanical and Biomedical Engineering
January 2012 - December 2015 (4 years)
Cambridge, MA

Lecturer in the School of Engineering and Applied Sciences
August 2010 - December 2011 (1 year 5 months)

Wyss Institute for Biologically Inspired Engineering
12 years 9 months

Associate Faculty Member
July 2020 - Present (4 years 3 months)

Core Faculty Membe
January 2012 - June 2020 (8 years 6 months)
Greater Boston Area

MIT
Research Affiliate
June 2010 - December 2011 (1 year 7 months)

Massachusetts General Hospital
Instructor in Radiology
July 2010 - September 2011 (1 year 3 months)

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Education

Massachusetts Institute of Technology
PhD, Mechanical Engineering · (2006 - 2010)

Massachusetts Institute of Technology
Master of Science (MS), Mechanical Engineering · (2003 - 2006)

Trinity College, Dublin
BS, Mechanical Engineering · (1999 - 2003)